TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	18	16,740	31,200	81,366	111,623
Finance revenue		9	85	101	401
Other revenue	5	106	-	328	-
		16,855	31,285	81,795	112,024

EXPENSES
Production and operating	8,18	11,473	11,564	45,136	35,507
Selling costs		54	76	1,103	649
General and administrative		2,542	4,102	8,397	12,743
Foreign exchange (gain) loss		(65)	(67)	100	(122)
Finance costs	6	552	1,030	1,956	3,311
Depletion, depreciation and amortization	8,10	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	11	66	51	194	156
(Gain) loss on financial instruments	4	(395)	(2,504)	(7,568)	1,426
Impairment loss	9,10	-	(409)	73,495	7,982
Gain on disposition of assets		-	(114)	-	(114)
		19,720	21,902	146,215	87,722

(Loss) earnings before income taxes		(2,865)	9,383	(64,420)	24,302

Income tax expense - current		3,092	6,416	10,122	20,095
NET (LOSS) EARNINGS		(5,957)	2,967	(74,542)	4,207

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		1,188	(410)	(1,371)	1,250
COMPREHENSIVE (LOSS) INCOME		(4,769)	2,557	(75,913)	5,457

Net (loss) earnings per share	17
Basic		(0.08)	0.04	(1.03)	0.06
Diluted		(0.08)	0.04	(1.03)	0.06

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	7	27,065	33,251
Accounts receivable	4	11,869	10,681
Derivative commodity contracts	4	543	-
Prepaids and other		3,247	4,338
Product inventory	8	12,415	17,516
		55,139	65,786
Non-Current
Intangible exploration and evaluation assets	9	584	33,706
Property and equipment
Petroleum and natural gas assets	10	142,535	196,150
Other	10	3,100	4,296
Deferred taxes		4,225	8,387
		205,583	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	14	21,030	32,156
Derivative commodity contracts	4	-	217
Current portion of lease obligations	12	1,606	1,219
Current portion of long-term debt	13	19,795	-
		42,431	33,592
Non-Current
Long-term debt	13	6,151	37,041
Asset retirement obligations	11	12,833	13,612
Other long-term liabilities		161	614
Lease obligations	12	865	589
Deferred taxes		4,225	8,387
		66,666	93,835

SHAREHOLDERS’ EQUITY
Share capital	15	152,805	152,805
Accumulated other comprehensive (loss) income		(237)	1,134
Contributed surplus		25,013	24,673
(Deficit) Retained earnings		(38,664)	35,878
		138,917	214,490
		205,583	308,325

Commitments and Contingencies (Note 14)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Nine Months Ended September 30
	Notes	2020	2019

Share Capital
Balance, beginning of period	15	152,805	152,084
Stock options exercised	15	-	547
Transfer from contributed surplus on exercise of options	15	-	174
Balance, end of period		152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period		1,134	(939)
Currency translation adjustment		(1,371)	1,250
Balance, end of period		(237)	311

Contributed Surplus
Balance, beginning of period		24,673	24,195
Share-based compensation expense	16	340	494
Transfer to share capital on exercise of options	15	-	(174)
Balance, end of period		25,013	24,515

(Deficit) Retained Earnings
Balance, beginning of period		35,878	44,951
Net (loss) earnings		(74,542)	4,207
Dividends		-	(5,078)
Balance, end of period		(38,664)	44,080

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

OPERATING
Net (loss) earnings		(5,957)	2,967	(74,542)	4,207
Adjustments for:
Depletion, depreciation and amortization	8,10	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	11	66	51	194	156
Impairment loss	9,10	-	(409)	73,495	7,982
Share-based compensation	16	(72)	406	(489)	1,749
Finance costs	6	552	1,030	1,956	3,311
Unrealized loss (gain) on financial instruments	4	267	(2,616)	(761)	385
Unrealized (gain) loss on foreign currency translation		(26)	(49)	6	(119)
Gain on asset disposition		-	(114)	-	(114)
Asset retirement obligations settled	11	-	(10)	(20)	(41)
Changes in non-cash working capital	19	(3,672)	2,613	(5,712)	(22,604)
Net cash (used in) generated by operating activities		(3,349)	12,042	17,529	21,096

INVESTING
Additions to intangible exploration and evaluation assets	9	-	(56)	(337)	(844)
Additions to petroleum and natural gas assets	10	(399)	(9,197)	(6,721)	(24,621)
Additions to other assets	10	(38)	(39)	(185)	(471)
Proceeds from asset dispositions		-	114	-	114
Changes in non-cash working capital	19	(1,883)	(2,177)	(2,545)	(2,478)
Net cash used in investing activities		(2,320)	(11,355)	(9,788)	(28,300)

FINANCING
Issue of common shares for cash		-	-	-	547
Interest paid	6	(396)	(893)	(1,526)	(2,874)
Increase in long-term debt	13	114	114	282	370
Payments on lease obligations	12	(366)	(540)	(1,141)	(1,430)
Repayments of long-term debt	13	(1,504)	(6,523)	(11,504)	(11,523)
Dividends paid		-	(2,539)	-	(5,078)
Changes in non-cash working capital	19	-	-	-	(200)
Net cash used in financing activities		(2,152)	(10,381)	(13,889)	(20,188)

Currency translation differences relating to cash and cash equivalents		49	13	(38)	131
NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,772)	(9,681)	(6,186)	(27,261)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,837	34,125	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD		27,065	24,444	27,065	24,444

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine month periods ended September 30, 2020 and 2019

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2019.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 13, 2020.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2019 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however, there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at September 30, 2020		As at December 31, 2019
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	27,608	27,608	33,251	33,251
Financial assets at amortized cost	11,869	11,869	10,681	10,681
Financial liabilities at fair value through profit or loss	-	-	217	217
Financial liabilities at amortized cost	46,976	47,181	69,197	69,695

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Assets and liabilities as at September 30, 2020 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 13), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Oct 2020 - Dec 2020	3-Way Collar	150,000	50,000	54.00	70.00	45.00
Oct 2020 - Dec 2020	Collar	300,000	100,000	30.00	40.70	N/A

Subsequent to the quarter, the Company entered into the following derivative commodity contract position with ATB Financial (“ATB”):

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Jan 2021 - Dec 2021	Swap	1,387,000	3,800	2.76

The gains and losses on financial instruments for the three and nine months ended September 30, 2020 and 2019 are comprised as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Realized derivative (gain) loss during the period	(662)	112	(6,807)	1,041
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	267	(2,616)	(761)	385
(Gain) loss on financial instruments	(395)	(2,504)	(7,568)	1,426

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	September 30, 2020	December 31, 2019
Neither impaired nor past due	5,515	3,636
Not impaired and past due in the following period:
Within 30 days	3,946	226
31-60 days	1,219	131
61-90 days	503	5,672
Over 90 days	686	1,016
Accounts receivable	11,869	10,681

The Company did not sell any crude oil to third-party buyers during the three months ended September 30, 2020. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the third quarter of 2020 the Company sold 259.2 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $10.2 million. As at September 30, 2020, $8.0 million (December 31, 2019 - $5.7 million) of the total accounts receivable balance of $11.9 million (December 31, 2019 - $10.7 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended September 30, 2020 by approximately $0.9 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.7 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at September 30, 2020 was $1.6 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

pound against the U.S. dollar would increase net loss for the three months ended September 30, 2020 by approximately $0.2 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.2 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q3-2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three months ended September 30, 2020, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact TransGlobe’s financial performance and position, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2020:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,030	21,030	-	-	-
Long-term debt[3]	Yes-Liability	26,356	20,000	6,356	-	-
Lease obligations	Yes-Liability	2,471	1,606	865	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	161	-	161	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		51,039	42,657	8,382	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.2 million.
[4]	Equipment leases include one facility contract.

As at September 30, 2020, the Company had $86.0 million of revolving credit facilities with $26.2 million drawn and $59.8 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at September 30, 2020. During the nine months ended September 30, 2020, the Company repaid $10.0 million on this prepayment facility (See Note 13). The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million).  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value.  During the nine months ended September 30, 2020, the Company repaid C$2.0 million ($1.5 million) and had drawings of C$0.4 million ($0.3 million) on this facility, leaving C$8.2 million ($6.2 million) drawn and outstanding (See Note 13).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at September 30, 2020 and December 31, 2019. The Company was in compliance with all financial covenants at September 30, 2020 and December 31, 2019.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company defines and computes its capital as follows:

($000s)	September 30, 2020	December 31, 2019
Long-term debt, including the current portion (net of unamortized transaction costs)	25,946	37,041
Current assets	(55,139)	(65,786)
Current liabilities, excluding the current portion of long-term debt	22,636	33,592
Net debt obligations	(6,557)	4,847
Shareholders’ equity	138,917	214,490
Total capital	132,360	219,337

5. OTHER REVENUE

Other revenue includes funding received under the Government of Canada’s Emergency Wage Subsidy (CEWS) program. Government grants are recognized when the Company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received.

6. FINANCE COSTS

Finance costs recognized in net (loss) earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	315	772	1,284	2,511
Interest on borrowing base facility	85	102	243	331
Amortization of deferred financing costs	101	93	294	273
Interest on lease obligations	51	63	135	196
Finance costs	552	1,030	1,956	3,311
Interest paid	396	893	1,526	2,874

7. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at September 30, 2020	As at December 31, 2019
Cash	13,065	12,251
Cash equivalents	14,000	21,000
Cash and cash equivalents	27,065	33,251

As at September 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

8. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at September 30, 2020, the Company held 534.2 Mbbls of crude oil in inventory valued at approximately $23.24/bbl (December 31, 2019 - 964.5 Mbbls valued at approximately $18.16 per barrel).

9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2019	33,706
Additions to exploration and evaluation assets	337
Impairment loss	(33,459)
Balance at September 30, 2020	584

The disruption experienced by the industry, related to the effects caused by the COVID-19 pandemic, which began during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment. The Company recorded an impairment loss of $33.5 million

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

on its E&E assets as at March 31, 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balances in the two concessions.

The ending balance of intangible exploration and evaluation assets as at September 30, 2020 includes $0.6 million in Canada (December 31, 2019 - $0.5 million), $nil in South Ghazalat (December 31, 2019 - $29.2 million) and $nil in North West Gharib (December 31, 2019 - $4.0 million).

10. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Cost
Balance at December 31, 2019	712,552	19,267	731,819
Increase in right-of-use assets	1,650	19	1,669
Additions	6,721	185	6,906
Change in estimate for asset retirement obligations (Note 11)	(599)	-	(599)
Balance at September 30, 2020	720,324	19,471	739,795

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the period[1]	19,241	1,400	20,641
Impairment loss	40,036	-	40,036
Balance at September 30, 2020	577,685	16,371	594,056

Foreign Exchange
Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	(2,110)	-	(2,110)
Balance at September 30, 2020	(104)	-	(104)

Net book value
Balance at December 31, 2019	196,150	4,296	200,446
Balance at September 30, 2020	142,535	3,100	145,635
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.

Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used discount rates based on a calculated cost of capital of 15% in Egypt and 11% in Canada along with the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 2020.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Impairment	1% increase in discount rate	5% decrease in pricing
West Gharib	24,769	917	5,536
West Bakr	6,610	1,400	5,171
North West Gharib	4,596	-	-
Canada	4,061	4,844	5,416
Total	40,036	7,161	16,123

The impairment losses above were recorded in Q1-2020 to reduce the carrying value of these PNG assets to their recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada as at March 31, 2020. No indicators of impairment were identified as at September 30, 2020.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the nine months ended September 30, 2020:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Net book value at December 31, 2019	374	1,285	1,659
Increase in right-of-use assets	1,650	19	1,669
Depreciation for the period	(317)	(709)	(1,026)
Net book value at September 30, 2020	1,707	595	2,302

11. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2019	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	(599)
Obligations settled	(20)
Asset retirement obligation accretion	194
Effect of movements in foreign exchange rates	(354)
Balance at September 30, 2020	12,833

As at September 30, 2020, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $12.8 million as at September 30, 2020 (December 31, 2019 - $13.6 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

As at September 30, 2020 there is no ARO associated with the Egypt production sharing concessions.

12. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at September 30, 2020	December 31, 2019
Less than 1 year	1,859	1,479
1 - 3 years	954	631
Total lease payments	2,813	2,110
Amounts representing interest	342	302
Present value of net lease payments	2,471	1,808
Current portion of lease obligations	1,606	1,219
Non-current portion of lease obligations	865	589

During the nine months ended September 30, 2020, the Company spent $0.1 million (September 30, 2019 - $0.2 million) on interest expense and paid a total cash outflow of $1.1 million (September 30, 2019 - $1.4 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. LONG-TERM DEBT

As at September 30, 2020, interest-bearing debt was comprised as follows:

	As at September 30, 2020	As at December 31, 2019
Prepayment agreement	19,795	29,502
Reserves-based lending facility	6,151	7,539
Balance, end of period	25,946	37,041
Current portion of long-term debt	(19,795)	-
Non-current portion of long-term debt	6,151	37,041

As at September 30, 2020 and December 31, 2019, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $20.0 million (December 31, 2019 - $30.0 million) was drawn. On April 30, 2020, the Company made a repayment of $10.0 million on the prepayment agreement. The prepayment agreement has a maturity date of September 30, 2021.

As at December 31, 2019 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million). As at June 30, 2020, the ATB facility was renewed for C$15.0 million ($11.0 million), of which C$8.2 million ($6.2 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2019: 1.25% to 3.25%) depending on the company’s net debt to trailing cash flow ratio. There were no other changes to the key terms of the agreement from December 31, 2019. During the nine months ended September 30, 2020, the Company repaid C$2.0 million ($1.5 million) and drew C$0.4 million ($0.3 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt, including the current portion:

($000s)
Balance at December 31, 2019	37,041
Draws on revolving credit facility	282
Repayment of long-term debt	(11,504)
Amortization of deferred financing costs	294
Effects of movements in foreign exchange rates	(167)
Balance at September 30, 2020	25,946

During the nine months ended September 30, 2020, the Company paid $1.5 million (September 30, 2019 - $2.9 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2020.

The estimated future debt payments on long-term debt as of September 30, 2020 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	20,000	6,151	26,151
	20,000	6,151	26,151

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

14. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,030	21,030	-	-	-
Long-term debt[3]	Yes-Liability	26,356	20,000	6,356	-	-
Lease obligations	Yes-Liability	2,471	1,606	865	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	161	-	161	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		51,039	42,657	8,382	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.2 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2020.

15. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at September 30, 2020 and December 31, 2019 are outlined below:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,543	152,805	72,206	152,084
Stock options exercised	-	-	337	547
Contributed surplus re-class on exercise	-	-	-	174
Balance, end of period	72,543	152,805	72,543	152,805

16. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,481	2.86	4,876	3.60
Granted	819	0.79	976	2.83
Exercised	-	-	(337)	2.18
Expired	(711)	4.99	(1,034)	6.55
Options outstanding, end of period	4,589	2.16	4,481	2.86
Options exercisable, end of period	2,797	2.35	2,585	3.01

Compensation expense of $0.3 million was recorded during the nine months ended September 30, 2020 (September 30, 2019 - $0.5 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

All options granted vest annually over a three-year period and expire five years after the grant date. During the nine months ended September 30, 2020, employees exercised nil stock options (September 30, 2019 - 337,000). As at September 30, 2020 and December 31, 2019, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at September 30, 2020 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Granted	680	1,196	392
Exercised	(373)	(431)	(155)
Forfeited	(277)	(127)	-
Units outstanding, September 30, 2020	869	2,278	826

During the nine months ended September 30, 2020, a compensation recovery of $0.8 million (September 30, 2019 - $1.3 million expense) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income in respect of the revaluation of outstanding share units granted under the three plans described above.

17. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the three months ended September 30, 2020 was 72,542,071 (September 30, 2019 – 72,542,071). The weighted number of common shares outstanding (basic and diluted) for the nine months ended September 30, 2020 was 72,542,071 (September 30, 2019 – basic 72,504,081; and diluted 72,509,233). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended September 30, 2020, the Company excluded 4,589,042 and 3,769,935 stock options for the three and nine months ended September 30, 2020 (September 30, 2019 – 4,480,935 and 2,653,284) as their exercise price was greater than the average common share market price in the periods.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and nine months ended September 30, 2020 and 2019: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Three Months Ended September 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	28,644	59,900	2,484	3,060	-	-	31,128	62,960
Natural gas sales	-	-	769	365	-	-	769	365
Natural gas liquids sales	-	-	1,149	1,063	-	-	1,149	1,063
Less: royalties	(15,825)	(32,726)	(481)	(462)	-	-	(16,306)	(33,188)
Petroleum and natural gas sales, net of royalties	12,819	27,174	3,921	4,026	-	-	16,740	31,200
Finance revenue	-	-	-	-	9	85	9	85
Other revenue	-	-	-	-	106	-	106	-
Total segmented revenue	12,819	27,174	3,921	4,026	115	85	16,855	31,285

Segmented expenses
Production and operating	10,051	9,821	1,422	1,743	-	-	11,473	11,564
Selling costs	54	76	-	-	-	-	54	76
General and administrative	913	1,411	224	168	1,405	2,523	2,542	4,102
Foreign exchange gain	-	-	-	-	(65)	(67)	(65)	(67)
Finance costs	457	913	92	109	3	8	552	1,030
Depletion, depreciation and amortization	3,367	6,140	1,925	1,828	201	205	5,493	8,173
Asset retirement obligation accretion	-	-	66	51	-	-	66	51
Gain on financial instruments	(395)	(2,504)	-	-	-	-	(395)	(2,504)
Impairment recovery	-	(409)	-	-	-	-	-	(409)
Gain on disposition of assets	-	-	-	(114)	-	-	-	(114)
Income tax expense	3,092	6,416	-	-	-	-	3,092	6,416
Segmented net (loss) earnings	(4,720)	5,310	192	241	(1,429)	(2,584)	(5,957)	2,967

Capital expenditures
Exploration and development	506	4,579	(99)	4,659	-	-	407	9,238
Corporate	-	-	-	-	30	54	30	54
Total capital expenditures	506	4,579	(99)	4,659	30	54	437	9,292

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	126,363	198,378	6,489	10,935	-	-	132,852	209,313
Natural gas sales	-	-	2,057	1,815	-	-	2,057	1,815
Natural gas liquids sales	-	-	2,873	3,600	-	-	2,873	3,600
Less: royalties	(54,644)	(101,520)	(1,772)	(1,585)	-	-	(56,416)	(103,105)
Petroleum and natural gas sales, net of royalties	71,719	96,858	9,647	14,765	-	-	81,366	111,623
Finance revenue	16	25	-	-	85	376	101	401
Other revenue	-	-	-	-	328	-	328	-
Total segmented revenue	71,735	96,883	9,647	14,765	413	376	81,795	112,024

Segmented expenses
Production and operating	40,440	30,003	4,696	5,504	-	-	45,136	35,507
Selling costs	1,103	649	-	-	-	-	1,103	649
General and administrative	3,978	4,503	673	571	3,746	7,669	8,397	12,743
Foreign exchange gain	-	-	-	-	100	(122)	100	(122)
Finance costs	1,679	2,934	262	353	15	24	1,956	3,311
Depletion, depreciation and amortization	17,220	19,953	5,581	5,625	601	606	23,402	26,184
Asset retirement obligation accretion	-	-	194	156	-	-	194	156
(Gain) loss on financial instruments	(7,568)	1,426	-	-	-	-	(7,568)	1,426
Impairment loss	69,434	7,982	4,061	-	-	-	73,495	7,982
Gain on disposition of assets	-	-	-	(114)	-	-	-	(114)
Income tax expense	10,122	20,095	-	-	-	-	10,122	20,095
Segmented net (loss) earnings	(64,673)	9,338	(5,820)	2,670	(4,049)	(7,801)	(74,542)	4,207

Capital expenditures
Exploration and development	5,342	20,279	1,733	5,470	-	-	7,075	25,749
Corporate	-	-	-	-	168	187	168	187
Total capital expenditures	5,342	20,279	1,733	5,470	168	187	7,243	25,936

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at September 30, 2020			As at December 31, 2019
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	9,063	2,191	11,254	6,266	3,874	10,140
Derivative commodity contracts	543	-	543	-	-	-
Intangible exploration and evaluation assets	-	584	584	33,176	530	33,706
Property and equipment
Petroleum and natural gas assets	74,468	68,067	142,535	117,591	78,559	196,150
Other assets	2,086	12	2,098	2,847	15	2,862
Other	34,040	2,010	36,050	48,652	2,269	50,921
Deferred taxes	4,225	-	4,225	8,387	-	8,387
Segmented assets	124,425	72,864	197,289	216,919	85,247	302,166
Non-segmented assets			8,294			6,159
Total assets			205,583			308,325

Liabilities
Accounts payable and accrued liabilities	15,216	2,015	17,231	19,459	6,798	26,257
Derivative commodity contracts	-	-	-	217	-	217
Long-term debt	19,795	6,151	25,946	29,502	7,539	37,041
Asset retirement obligation	-	12,833	12,833	-	13,612	13,612
Lease obligation	1,821	347	2,168	718	276	994
Deferred taxes	4,225	-	4,225	8,387	-	8,387
Segmented liabilities	41,057	21,346	62,403	58,283	28,225	86,508
Non-segmented liabilities			4,263			7,327
Total liabilities			66,666			93,835

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Operating activities
Decrease (increase) in current assets
Accounts receivable	7,320	1,671	(1,188)	(12,830)
Prepaids and other	1,058	(1,167)	1,341	1,043
Product inventory[1]	(2,511)	(3,354)	2,340	(6,674)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(9,554)	5,380	(7,752)	(3,783)
Other long-term liabilities	15	83	(453)	(360)
Total changes in non-cash working capital	(3,672)	2,613	(5,712)	(22,604)

Investing activities
Increase in current assets
Prepaids and other	-	-	-	4
Decrease in current liabilities
Accounts payable and accrued liabilities	(1,883)	(2,177)	(2,545)	(2,482)
Total changes in non-cash working capital	(1,883)	(2,177)	(2,545)	(2,478)

Financing activities
Decrease in current liabilities
Other liabilities	-	-	-	(200)
Total changes in non-cash working capital	-	-	-	(200)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.